October 8, 2010

Mr. Larry Spirgel

United States Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Spirgel:

We are in receipt of your letter dated October 6, 2010.  My numbers follow those of your letter of the same date.

1.

We have corrected the spelling of the name of the corporation.

2.

We have revised the disclosure to properly reflect the conclusion of the relationship with our previous auditors.

3.

We have amended our disclosure to reflect the correct dates.

4.

We have revised our disclosure to refer to Mr. Messineo.

5.

We have revised our disclosure to include an updated letter from the former auditors.

If you have any further questions, please feel free to contact me.

Sincerely,

CEPHAS HOLDING CORP

/s/Peter Klamka

Peter C. Klamka

President